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Renee L. Wilm TEL +1 212 408.2503 FAX +1 212 259.2503 renee.wilm@bakerbotts.com

April 3, 2009

Via EDGAR and By Hand
Securities and Exchange Commission
100 F Street NE, Mail Stop 3720
Washington, D.C. 20549
Attention: Paul Fischer, Attorney-Adviser

Re:
Liberty Media Corporation
Amendment No. 1 to Schedule 14A (File No. 001-33982)

  Liberty Media Corporation
  Form 10-K for the Fiscal Year ended December 31, 2007 (File No. 000-51990)

  Liberty Media Corporation
  Form 8-K filed on February 18, 2009 (File No. 001-33982)

Dear Mr. Fischer:

        Liberty Media Corporation ("Liberty Media") hereby electronically files under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Amendment No. 1 to its preliminary Schedule 14A (the "Proxy Statement/Prospectus"), originally filed on January 22, 2009. Liberty Media intends to cause Liberty Entertainment, Inc. to file its Form S-4 Registration Statement (the "Form S-4"), of which the Proxy Statement/Prospectus will form a part, as soon as practicable following the availability of the exhibits thereto.

        Set forth below are responses to the comments contained in your letter to Liberty Media, dated February 20, 2009 (the "SEC Letter"), regarding the preliminary Schedule 14A filed by Liberty Media on January 22, 2009, Liberty Media's Form 10-K ("Form 10-K") for the fiscal year ended December 31, 2007 (File No. 000-51990), and Liberty Media's Form 8-K ("Form 8-K") filed on February 18, 2009 (File No. 001-33982). For your convenience, each of our responses is preceded by the Staff's comment. The numbered paragraphs below correspond to the numbered paragraphs of the SEC Letter. All section references refer to the corresponding sections of the Proxy Statement/Prospectus unless otherwise noted. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Proxy Statement/Prospectus or Form 10-K, as applicable.

Proxy Statement/Prospectus

General

1.
Comment: Please advise us of the status of Liberty Media's application for a private letter ruling from the IRS.

        Response: Liberty Media filed its request for a private letter ruling from the IRS relating to the tax treatment of the split-off on January 16, 2009. The IRS is in the process of reviewing such request.

2.
Comment: Please provide us with the form of proxy card or file it with the proxy statement as soon as practicable.

        Response: The form of proxy card is being filed with the Proxy Statement/Prospectus.

Prospectus Cover Page
To Our Stockholders

3.
Comment: Please limit the length of your prospectus cover page to one page only, as required by Item 501(b) of Regulation S-K.

        Response: We have revised the length of the prospectus cover page in response to the Staff's comment.

4.
Comment: We note your statement in paragraph three, page iii, that "The Liberty Board believes the LEI common stock is a more attractive acquisition currency and would facilitate a potential consolidation with DIRECTV, with less dilution to the holders of LEI common stock." Please revise to disclose within your proxy/prospectus whether there are presently plans for such a consolidation to occur. We note, for example, similar references on page 35 within your discussion of "The Split-Off," where you state that "DIRECTV's management and independent directors had expressed a negative view regarding the use of Liberty Media tracking stock as consideration in a potential merger with DIRECTV."

        Response: We have revised the disclosure in response to the Staff's comment in appropriate places throughout the Proxy Statement/Prospectus.

Questions and Answers, page 1

What stockholder vote is required to approve the redemption proposal?, page 1

5.
Comment: Where you describe the approval necessary to adopt the partial redemption proposal at the special meeting, please revise to indicate the percentage of outstanding common shares entitled to vote held by your officers, directors, and their affiliates.

        Response: We have revised the disclosure in response to the Staff's comment.

Summary, page 3

Treatment of Fractional Shares, page 5

6.
Comment: Please revise to indicate what the "regular-way" market refers to.

        Response: We have revised the disclosure in response to the Staff's comment.

Termination, page 6

7.
Comment: Please revise to briefly disclose under what circumstances the Board could terminate the split-off.

        Response: We have revised the disclosure to clarify that although the Board has no present plan or intention to terminate the split-off or the redesignation, the Board has determined to reserve this discretion in the event the occurrence of an unforeseeable event causes either or both of the transactions to no longer fulfill the purposes of their implementation.

Reasons for the Split-Off, page 7

8.
Comment: Please revise to explain how the proposed split-off will tend to "create a more attractive acquisition currency."

        Response: We have revised the disclosure in response to the Staff's comment.

Interests of Certain Persons, page 9

9.
Comment: Please revise to indicate here, and where you discuss the shareholder vote required to approve the proposed transaction, whether the holders of 36.4% of the aggregate voting power of Liberty Entertainment common stock have indicated they will vote in favor of the proposed split-off.

        Response: We have revised the disclosure in response to the Staff's comment in appropriate places throughout the Proxy Statement/Prospectus.

Risk Factors, page 12

10.
Comment: Instead of using generic phrases such as "material and adverse effect" to describe the risks' effects, as you do, for example, in "Adverse events or trends in the industries in which LEI's subsidiaries and business affiliates operate could adversely affect its results of operations," on page 15, please use more concrete and descriptive language to explain how each risk could affect the split-off company, its business, or investors. For example, instead of saying that your "results of operations could be materially and adversely affected" if a risk occurs, replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc.

        Response: We have revised the disclosure in response to the Staff's comment in appropriate places throughout the "Risk Factors" section of the Proxy Statement/Prospectus.

Risk Factors Relating to the Split-Off, page 12

LEI may have a significant indemnity obligation to Liberty Media if the split-off, the News Exchange or certain restructuring transactions related to the News Exchange are treated as taxable transactions., page 13

11.
Comment: Please revise your risk factor heading to clarify that the indemnification obligations LEI has undertaken are not limited in amount, nor subject to any cap. To the extent determinable, please provide an estimate of the possible extent of the obligations, recognizing that there is no cap.

        Response: An estimate of the possible extent of the indemnity obligations is not determinable. We have, however, revised the disclosure in response to the Staff's comment to clarify that the indemnification obligations that LEI has undertaken are not limited in amount, nor subject to any cap.

Risk Factors Relating to LEI, page 14

12.
Comment: Please consider adding risk factor disclosure relating to LEI's history of operating losses. We note disclosure at pages C-4 and C-5 of Annex C.

        Response: We have revised the disclosure to add an additional risk factor relating to LEI's history of operating losses under the sub-heading "—Factors Relating to LEI" in response to the Staff's comment.

LEI could be unable in the future to obtain cash in amounts sufficient to service its debt., page 15

13.
Comment: Please revise both your heading and the body of your risk factor to explain the significance of this risk. Were LEI unable to service its debt, please explain the ramifications,

  including, as applicable, any acceleration of the $2 billion debt principal incurred in connection with the DIRECTV acquisition.

        Response: We have revised the disclosure in response to the Staff's comment.

LEI and certain of its subsidiaries, including DIRECTV, are subject to additional FCC conditions., page 16

14.
Comment: Please update, as applicable, to reflect the elimination of overlapping interests in Puerto Rico.

        Response: We have revised the disclosure in response to the Staff's comment.

If, following the split-off, LEI is unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 . . ., page 17

15.
Comment: Please revise here, as well as in MD&A in Annex C, to indicate, to the extent material and determinable, the increase in costs connected with LEI's compliance with Section 404 of Sarbanes-Oxley.

        Response: We have revised the disclosure in this risk factor and the MD&A in Annex C in response to the Staff's comment.

LEI has overlapping directors and management with Liberty Media and Liberty Global Inc., which may lead to conflicting interests., page 17

LEI may compete with Liberty Media and LGI for business opportunities., page 18

16.
Comment: Please revise to indicate whether any procedure is in place to resolve conflicts, or apparent conflicts, of interest among the parties you have identified where there may exist overlap.

        Response: We have revised the disclosure in response to the Staff's comment.

The Special Meeting, page 31

Solicitation of Proxies, page 33

17.
Comment: We note that Liberty Media may solicit proxies personally or by telephone. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in the response letter.

        Response: Liberty Media confirms that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, will be filed under the cover of Schedule 14A in accordance with Rule 14a-6(b) and (c).

The Split-Off, page 34

Background and Reasons for the Redemption Proposal, page 34

18.
Comment: Please revise paragraph two on page 34 to briefly disclose what comprises the "equity collar" on the 110 million shares of DIRECTV, and to briefly summarize its material terms.

        Response: We have revised the disclosure in response to the Staff's comment.

19.
Comment: Please revise the first complete paragraph on page 36 to provide an estimate of the cost of synergies lost as a result of the split-off, of the additional legal, accounting, and administrative costs associated with operating as a separate public company, as well as the potential tax liability to Liberty Media, LEI, and their respective stockholders.

        Response: We have revised the disclosure in response to the Staff's comment.

20.
Comment: Please revise paragraph three, page 35, to provide more detailed disclosure regarding how the board's considerations in determining the composition of LEI subsequent to the decision not to include, as was initially considered, all of the businesses, assets, and liabilities of the Entertainment Group. For example, how did the board determine the amounts of cash and debt LEI will hold following the separation? Disclose the board's considerations in determining to effect a partial, as opposed to a complete, redemption of the Liberty Entertainment common stock. Any analysis as to the potential discount of the Entertainment Group common stock relative to the value of the businesses and assets that will remain with the Liberty Media, not held by LEI, and be attributed to the Entertainment Group should be discussed.

        Response: We have revised the disclosure in response to the Staff's comment.

21.
Comment: Please revise paragraph two, page 36, to more specifically identify and explain how each of the positive factors you have described supported the board's decision to approve the proposed split-off. For example, discuss the board's expectation regarding the valuation of the businesses to be ascribed to LEI in the split-off, and why this was a supporting factor in the board's decision.

        Response: We have revised the disclosure in response to the Staff's comment.

Accounting Treatment, page 54

22.
Comment: We note that you created the Entertainment Group tracking stock in March 2008 in connection with the acquisition of 40% investment in DIRECTV Group. We also note that since September 2008 you have been considering the split-off of the Entertainment Group and that in December 2008 the Board of Directors decided to pursue the split-off. Tell us why you do not believe that the tracking stock was created in contemplation of the split-off and therefore you would need to account for the split-off at fair value. Refer to Issue 12 of EITF 01-2.

        Response: We refer the Staff to the section "Proposals of the Liberty Media Board—Part I: The Split-Off Proposals—Background and Reasons for the Split-Off Proposals" for a discussion of the background and reasons for the split-off proposals. Supplementally, we advise the Staff that when the News Exchange was completed and the Liberty Entertainment tracking stock was created in March 2008 Liberty Media's initial strategy was to attempt to drive synergies between the large distribution platform operated by DIRECTV and Liberty Media's programming businesses such as Starz Entertainment, QVC, GSN and the Regional Sports Networks. In fact Liberty Media was actively considering investments in other programming networks in early 2008 as an extension of this overall strategy. Liberty Media also believed that ownership of a controlling interest (and possibly 100%) of DIRECTV was necessary in order to most effectively create these synergistic opportunities between DIRECTV and its other businesses. Towards this end, in April 2008 Liberty Media increased its ownership in DIRECTV to approximately 48% which was close to the maximum ownership Liberty Media could have without having to make a tender offer to buy the remainder of DIRECTV. Liberty Media also entered into a standstill agreement with respect to its voting above the approximately 48% level so that DIRECTV could pursue its stock repurchase strategy without inadvertently giving Liberty Media voting control over DIRECTV.

        As previously mentioned, provisions in the DIRECTV governance arrangements require Liberty Media to make a tender offer for the entire company if Liberty Media obtains more than a 50% interest. Liberty Media notes that the public float of DIRECTV was and continues to be substantial and any offer by Liberty Media to purchase this remaining interest would require significant amounts of debt and equity capital. Liberty Media actively considered several different scenarios that potentially would allow it to make a full tender offer for DIRECTV but given the tightening of credit markets and the large trading discount of the Liberty Entertainment tracking stock to DIRECTV's stock price it became apparent that none of these options was feasible. It was not until the acknowledgement that it would be extremely difficult for Liberty Media to pursue a complete roll-up of DIRECTV that Liberty Media's board began seriously considering the possibility of a split-off of the Liberty Entertainment tracking stock. Accordingly, Liberty Media does not believe that the Liberty Entertainment tracking stock was created in contemplation of the split-off and therefore carryover basis accounting is appropriate.

Material U.S. Federal Income Tax Consequences, page 56

23.
Comment: It is unclear whether the tax discussion section is counsel's opinion. If it is, and you intend to file a short-form opinion as an exhibit to the registration statement, please take into consideration the following guidelines on the filing of short-form tax opinions:

  •
  Counsel must present its full opinion in this section of the document.

  •
  In the tax discussion section of the prospectus, you must identify counsel who has rendered the opinion and clearly state that the discussion is the named counsel's opinion. Delete all references to the discussion being a general discussion or of general applicability.

  •
  Clearly identify upon what counsel is opining. In this regard, counsel must opine on each material tax consequence.

  •
  Counsel must file short-form opinions as exhibits to the registration statement. In the short-form opinion filed as an exhibit, counsel must state that its opinion is set forth in the tax discussion section and that counsel confirms its opinion as set forth in that section of the document. counsel also must consent to being named in the tax discussion section and the legal matters section. Furthermore, if the opinion states that counsel has no obligation to update its opinion, then clarify that the opinion speaks through the date of effectiveness of the registration statement. Counsel can do this through disclosure or by filing another opinion dated the date of effectiveness.

        Alternatively, advise us whether you intend to obtain and file a long-form tax opinion.

        Response: A form of the counsel's short-form opinion is being provided supplementally pursuant to comment 31 below. Additionally, we have revised the disclosure in response to the Staff's comment.

24.
Comment: Please revise the first sentence to clarify that what follows is a discussion of all material federal income tax consequences to holders of Liberty Entertainment common stock as a result of the split off transaction.

        Response: We have revised the disclosure in response to the Staff's comment.

Annex C—Liberty Entertainment, Inc., LMC Entertainment and Liberty Media Corporation Financial Statements, page C-1

Management's Discussion and Analysis, Liberty Entertainment, page C-3

25.
Comment: The Commission's Interpretive Release No. 33-8350, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," located on our website at http://www.sec.gov/rules/interp/33-8350.htm, suggests that companies identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.

  Please consider expanding your discussion of any known trends or uncertainties that could materially affect LEI's results of operations in the future, including any trends management considers meaningful for investors in understanding LEI's prospects after the split-off. For example, address what changes you expect as a result of becoming a public company. Likewise, please address the effects of consolidation within the cable industry. We note risk factor disclosure in this regard on pages 17 and 15, respectively.

        Response: We have revised the disclosure in response to the Staff's comment in this section and in the "Risk Factors" section.

Liquidity and Capital Resources, page C-8

26.
Comment: Please revise to discuss LEI's ability to meet liquidity needs in the next twelve months as well as long-term liquidity needs. Note that we consider "long-term" to be the period in excess of the next twelve months. Clarify whether the company will have sufficient cash and other financial resources to fund operations and meet its obligations for the next twelve months and beyond; if so, then state the length of time for which the existing funds will be sufficient.

        Response: We have revised the disclosure in response to the Staff's comment.

27.
Comment: Please revise to include a discussion of the Fall 2008 financial crisis and whether it affected either your debt outstanding or your derivative positions with regards to the "Entertainment Group."

        Response: We have revised the disclosure in response to the Staff's comment.

LMC Entertainment Financial Statements

Note 6—Investment in The DIRECTV Group Inc. page C-25

28.
Comment: We note that you account for your investment in DIRECTV Group Inc., under the equity method of accounting because you entered into a standstill with DIRECTV Group where you agreed to vote any shares over 47.9% in the same proportion as the other DIRECTV shareholders. Tell us more detail about the terms of the standstill agreement.

        Response: We have revised the disclosure in response to the Staff's comment. Details about the terms of the standstill agreement are included under the heading "Certain Relationships and Related Transactions—Relationships between DIRECTV and Liberty Media—Arrangements Relating to the DIRECTV Ownership Interests" in the Proxy Statement/Prospectus.

Note 10—Financial Instrument and Long Term Debt, page C-28

29.
Comment: Disclose the purpose or the objective of entering into the "DIRECTV Collar" including any additional information necessary to understand those objectives, and your strategies for achieving those objectives. Also, tell us about the terms of the "DIRECTV Collar."

        Response: We have revised the disclosure in response to the Staff's comment.

Annex D—The DIRECTV Group
Financial Statements for the nine months ended September 30, 2008

Note 4 Borrowings, page D-28

2008 Financing transactions

30.
Comment: We note that in October 2008 DIRECTV US, through its subsidiaries DIRECTV Holdings and DIRECTV Financing, issued and registered the 7.625% senior notes due in 2016. We note that the debt is guaranteed by DIRECTV US current and certain of its future domestic subsidiaries. It appears to us that since the financial statements of DIRECTV Holdings and DIRECTV Financing are consolidated into the DIRECTV Group, you would be required to include condensed consolidating information in a footnote to the financial statements in accordance with Rule 3-10 of Regulation S-X.

        Response: The DIRECTV Group has authorized us to provide you with the following response:

        DIRECTV US is comprised of DIRECTV Holdings LLC (DIRECTV Holdings), which consists of its 100% owned subsidiary DIRECTV Enterprises, LLC and its 100% owned subsidiaries and DIRECTV Financing Co., Inc. (DIRECTV Financing). DIRECTV Holdings is a 100% owned subsidiary of The DIRECTV Group. DIRECTV Holdings and DIRECTV Financing are co-registrants that file periodic reports with the SEC on Form 10-K and Form 10-Q under commission file number 333-106529. DIRECTV Holdings and DIRECTV Financing (the Co-Issuers) issued the 7.625% senior notes in May 2008 and previously issued 8.375% senior notes due in 2013 and 6.375% senior notes due in 2015. All of these senior notes have been registered under the Securities Act of 1933, as amended, and have been fully and unconditionally guaranteed, jointly and severally, by all of DIRECTV Holdings' 100% owned subsidiaries, other than DIRECTV Financing, but not by The DIRECTV Group or any of its other subsidiaries, including DIRECTV Latin America. The Co-Issuers, who have issued, registered and guaranteed these securities, include condensed consolidating information in the notes to the financial statements in their periodic filings.

        Rule 3-10 of Regulation S-X states that "Every issuer of a registered security that is guaranteed and every guarantor of a registered security must file the financial statements required for a registrant by Regulation S-X". In response to the Staff's comment, The DIRECTV Group understands Rule 3-10 of Regulation S-X to require inclusion of condensed consolidating information in a footnote to the financial statements only if The DIRECTV Group were to have issued and/or guaranteed registered securities. Because The DIRECTV Group, which is the reporting entity in this case, did not issue or register such securities and does not guarantee the debt of DIRECTV Holdings and DIRECTV Financing, The DIRECTV Group does not include condensed consolidating information for DIRECTV Holdings and DIRECTV Financing in The DIRECTV Group's footnotes to its financial statements.

Exhibits/Annexes

31.
Comment: Please file all remaining exhibits as soon as possible. Upon review, you may have further comments. If you are not prepared to file the tax and legal opinions with your next amendment, please provide a draft of the opinions for us to review.

        Response: At the Staff's request, we are providing drafts of the tax and legal opinions supplementally, as follows: (i) the opinion of Skadden, Arps, Slate, Meagher & Flom LLP relating to certain tax matters is included as Annex 1 to this letter, (ii) the opinion of Baker Botts L.L.P. relating to certain tax matters is included as Annex 2 to this letter, and (iii) the legal opinion of Baker Botts L.L.P. relating to the securities to be issued in the distribution contemplated by the Proxy Statement/Prospectus is included as Annex 3 to this letter.

 Form 10-K

Schedule 14A for 2008 Annual Shareholders' Meeting

Performance-Based Bonus Program, page 28

32.
Comment: In future filings, please disclose the individual performance goals for each named executive officer. Also disclose the performance targets and threshold levels of the individual performance goals that must be reached for payment to each named executive officer. See Item 402(b)(2)(v) of Regulation S-K. Disclose how the compensation committee and board determined that each named executive officer achieved their individual goals. If you believe disclose of the target and threshold levels would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), please provide in your response letter a detailed explanation for such conclusion. Then, in your future filings, to the extent that you have a sufficient basis to keep the information confidential, expand your discussion as to how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available at our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

        Response: We have responded to the Staff's comment in "Executive Compensation—Compensation Discussion and Analysis," which is included in the Proxy Statement/Prospectus.

Form 8-K

33.
Comment: Tell us your consideration as to whether the investment in Sirius meets the significant subsidiary test in Rule 3-05 of Regulation S-X.

        Response: The Staff is advised that Liberty Media's investment in Sirius will not be included in the assets and businesses of LEI, but rather will remain with Liberty Media following the split-off. This investment has been attributed to Liberty Media's Capital Group. Therefore Rule 3-05 financial statements are not required to be filed with the Proxy Statement/Prospectus. Liberty Media is assessing the significance of this investment to Liberty Media and will file any necessary financial statements on Form 8-K.

*        *        *

        If you have any questions with respect to the foregoing responses to the SEC Letter or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ RENEE L. WILM
Renee L. Wilm
cc:
Securities and Exchange Commission
Paul Monsour, Accountant
Ivette Leon, Assistant Chief Accountant

Liberty Media Corporation
Charles Y. Tanabe

KPMG LLP
Arnold Hoy

Skadden, Arps, Slate, Meagher & Flom LLP
Mathew A. Rosen

 Annex 1

FORM OF OPINION OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

[                        ], 2009

Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

Ladies and Gentlemen:

        We have acted as special tax counsel to Liberty Media Corporation ("Liberty Media") in connection with the split-off of Liberty Entertainment, Inc. ("LEI"). In rendering our opinion set forth herein, we have examined and relied upon, without independent investigation or verification, the facts, information, statements, covenants, representations and warranties contained in the originals or copies, certified or otherwise identified to our satisfaction, of (i) the proxy statement on Schedule 14A of Liberty Media (the "Proxy Statement"), filed with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"), including all exhibits and enclosures thereto, (ii) the officer's certificate from Liberty Media, dated [                        ], including all exhibits thereto, (iii) letters from certain shareholders of Liberty Media, dated [                        ], regarding the split-off, (iv) such other documents and records as we deem necessary or appropriate as a basis for this opinion, and (v) certain other statements made by Liberty Media and LEI. We have also examined and relied upon, without independent investigation or verification, the initial and continuing accuracy and completeness of the facts, information, statements, covenants, representations and warranties contained in the originals or copies, certified or otherwise identified to our satisfaction, of (i) the request by Liberty Media for rulings regarding the split-off from the Internal Revenue Service (the "IRS"), as subsequently supplemented from time to time, including all exhibits and enclosures thereto (the "Ruling Request"), and (ii) the private letter ruling issued by the IRS to Liberty Media regarding the split-off (the "Ruling").

        Our opinion assumes and is conditioned on, among other things, the initial and continuing effectiveness and validity of the Ruling and the initial and continuing accuracy and completeness (which we have neither investigated nor verified) of the facts, information, statements, covenants, representations, warranties and agreements set forth in the documents referred to above. In our examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, photostatic, electronic or facsimile copies and the authenticity of the originals of such documents. We also have assumed that the split-off will be consummated in the manner contemplated by the Ruling and as described in the Proxy Statement and the Ruling Request, and that none of the terms and conditions contained therein will have been waived or modified in any respect.

        In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder (the "Regulations"), published rulings and procedures of the IRS, published judicial decisions, and such other authorities as we have considered relevant, in each case, as in effect on the date hereof. It should be noted that the Code, the Regulations, judicial decisions, administrative interpretations and such other authorities are subject to change at any time and, in some circumstances, with retroactive effect. No assurances can be given that the IRS will not assert a position contrary to one or more of the conclusions set forth in our opinion or that a court will not agree with the IRS's position. A change in any of the authorities upon which our opinion is based could affect one or more of our conclusions as stated herein. We undertake no responsibility to advise you of any future change in the matters stated herein or in the federal income tax laws or the application or interpretation thereof.

1

        Based solely upon and subject to the foregoing and the qualifications set forth in the Proxy Statement, under current United States federal income tax law:

  The discussion contained in the Proxy Statement under the caption "MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPLIT-OFF," insofar as it summarizes United States federal income tax law, is our opinion.

        Except as expressly set forth above, we express no other opinion regarding the tax consequences of the split-off. This opinion has been prepared for you in connection with the split-off and the Proxy Statement and may not be relied upon by anyone else without our prior written consent. In accordance with the requirements of Item 601(b)(23) of Regulation S-K under the Securities Act, we hereby consent to the use of our name under the captions "MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPLIT-OFF" and "LEGAL MATTERS" in the Proxy Statement. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC thereunder.

        The opinion expressed herein is as of the date hereof, and we disclaim any undertaking to advise you of changes of facts stated or assumed herein or any subsequent changes in applicable law.

Very truly yours,

2

 Annex 2

[BAKER BOTTS L.L.P. LETTERHEAD]

                        , 2009

Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO 80112

Ladies and Gentlemen:

        As counsel for Liberty Media Corporation, a Delaware corporation ("Liberty"), we have examined and are familiar with Amendment No. [            ] to Liberty's Schedule 14A (the "Proxy Statement"), which was filed by Liberty on                        , 2009 with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"). The Proxy Statement describes, among other transactions, the reverse split (the "Reverse Split"), whereby:

  •
  each outstanding share of Series A Liberty Capital common stock, par value $.01 per share (the "Series A Liberty Capital Common Stock"), would be reverse split at a ratio of one-for-five;

  •
  each outstanding share of Series B Liberty Capital common stock, par value $.01 per share (together with the Series A Liberty Capital Common Stock, the "Liberty Capital Common Stock"), would be reverse split at a ratio of one-for-five;

  •
  each outstanding share of Series A Liberty Interactive common stock, par value $.01 per share (the "Series A Liberty Interactive Common Stock"), would be reverse split at a ratio of one-for-five; and

  •
  each outstanding share of Series B Liberty Interactive common stock, par value $.01 per share (together with the Series A Liberty Interactive Common Stock, the "Liberty Interactive Common Stock"), would be reverse split at a ratio of one-for-five.

Cash would be issued in lieu of fractional shares of any series of Liberty Capital Common Stock or Liberty Interactive Common Stock.

        We have participated in the preparation of the discussion set forth in the Proxy Statement under the heading "Material U.S. Federal Income Tax Consequences of the Reverse Split" (the "Discussion"). Unless otherwise specified, capitalized terms shall have the meaning assigned to such terms in the Proxy Statement. References herein to the "Code" shall refer to the Internal Revenue Code of 1986, as amended (the "Code").

        In providing this opinion, we have examined and are relying upon the truth and accuracy at all relevant times of the statements, representations, covenants, and assumptions contained in (i) the representation letter dated as of the date hereof that was provided to us by Liberty, (ii) the Proxy Statement, (iii) the Restated Certificate of Incorporation of Liberty that is in effect as of the date hereof, (iv) the form of the Restated Certificate of Incorporation of Liberty attached as an annex to the Proxy Statement, that will be in effect if the redesignation (as described in the Proxy Statement) is completed prior to the effective time of the Reverse Split, (v) the form of the Certificate of Amendment of Restated Certificate of Incorporation of Liberty attached as an annex to the Proxy Statement, which will be in effect at the time of the Reverse Split, and (vi) information provided to us by Liberty. We have not undertaken any independent investigation of any factual matter set forth in any of the foregoing. In addition, we have assumed that all such statements, representations, and assumptions are true and accurate without regard to any qualifications such as "believes," "expects," "to the best knowledge of," and the like. Any inaccuracy in any of the aforementioned statements, representations, and assumptions or breach of any of the aforementioned covenants could adversely affect our opinion.

        Subject to the foregoing and subject to the conditions, limitations, and qualifications described herein and in the Discussion, the Discussion is our opinion, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters, with respect to the material U.S. federal income tax consequences to holders of Liberty Capital Common Stock and Liberty Interactive Common Stock of the Reverse Split.

        Our opinion is based on our interpretation of the Code, its legislative history, applicable Treasury regulations, judicial authority, and administrative rulings and practice, all as of the date hereof. There can be no assurance that future legislative, judicial or administrative changes or interpretations will not adversely affect the accuracy of the conclusions set forth herein. We do not undertake to advise you as to any such future changes or interpretations unless we are specifically retained to do so. Our opinion is not binding upon the Internal Revenue Service (the "IRS") or a court and will not preclude the IRS or a court from adopting a contrary position. We express no other opinion as to the U.S. federal, and express no opinion as to the state, local, foreign, or other tax consequences, of the Reverse Split.

        This opinion is delivered to you solely in connection with and for purposes of the Reverse Split contemplated by the Proxy Statement and is not to be relied upon by any other person, quoted in whole or in part, or otherwise referred to (except in a list of closing documents), nor is it to be provided to any other person without our prior written consent. Notwithstanding the foregoing sentence, we consent to the filing of this letter with the SEC as an exhibit to the Registration Statement and to the references to our firm name in the Proxy Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under the Securities Act or the rules of the SEC thereunder.

Sincerely,

BAKER BOTTS L.L.P.

 Annex 3

[BAKER BOTTS L.L.P. LETTERHEAD]

                        , 2009

Liberty Entertainment, Inc.
12300 Liberty Boulevard
Englewood, CO 80112

Ladies and Gentlemen:

        As counsel for Liberty Entertainment, Inc., a Delaware corporation, (the "Company"), we have examined and are familiar with the Registration Statement on Form S-4 (the "Registration Statement"), filed by the Company on the date hereof with the Securities and Exchange Commission for the purpose of registering under the Securities Act of 1933, as amended (the "Securities Act"), [                                    ] shares (the "Series A Shares") of the Company's Series A common stock, par value $.01 per share (the "Series A Common Stock"), and [                        ] shares (the "Series B Shares" and together with the Series A Shares, the "Shares") of the Company's Series B common stock, par value $.01 per share (the "Series B Common Stock" and together with the Series A Common Stock, the "Common Stock"), to be issued by the Company in connection with the redemption by Liberty Media Corporation ("Liberty Media") of a portion of the outstanding shares of Series A Liberty Entertainment common stock ("LMDIA") and Series B Liberty Entertainment common stock ("LMDIB") for all of the outstanding Shares, which will result in the separation of the Company (the "Split-Off") from Liberty Media. The Company has entered into a Reorganization Agreement, dated as of [                        ], 2009 (the "Reorganization Agreement"), with Liberty Media, which provides for, among other things, the Split-Off.

        Subject to the satisfaction or, if applicable, waiver of the conditions to the Split-Off, Liberty Media will redeem, on a pro rata basis and on the date designated by Liberty Media's board of directors (the "Redemption Date"), (i) 0.9 of each outstanding share of LMDIA for 0.9 of a Series A Share, with 0.1 of each share of LMDIA remaining outstanding as Liberty Entertainment common stock, and (ii) 0.9 of each outstanding share of LMDIB for 0.9 of a Series B Share, with 0.1 of each share of LMDIB remaining outstanding as Liberty Entertainment common stock, subject in each case, to the payment of cash in lieu of any fractional shares.

        In connection with the Split-Off, the Company will file a certificate of incorporation (the "Charter"), which will set forth the terms of the Common Stock. The terms and conditions of the transactions contemplated by the Split-Off, including the Redemption, and the Common Stock, are described in the proxy statement/prospectus which forms a part of the Registration Statement to which this opinion is an exhibit.

        In connection with rendering our opinion, we have examined, among other things, originals, certified copies or copies otherwise identified to us as being copies of originals, of (i) the form of the Company's Charter to be in effect on the Redemption Date; (ii) the form of the Bylaws of the Company to be in effect on the Redemption Date; (iii) the form of stock certificates representing the Series A Common Stock and the Series B Common Stock included as Exhibits 4.1 and 4.2 to the Registration Statement, respectively; (iv) records of proceedings of the boards of directors of the Company and Liberty Media; and (v) such other documents, records and certificates of public officials as we deemed necessary or appropriate for the purpose of rendering this opinion. In rendering this opinion, we have relied, to the extent we deem such reliance appropriate, on certificates of officers of the Company and Liberty Media as to factual matters regarding the Company and Liberty Media that were not readily ascertainable by us. We have assumed the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as copies.

        On the basis of such examination and review, we advise you that, in our opinion, upon the issuance and delivery of the Shares in accordance with the terms of the Split-Off, the Shares will be duly authorized, fully paid, validly issued and non-assessable.

        This opinion is limited to the corporate laws of the state of Delaware, and the laws of the United States of America. We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the reference to us under the heading "Additional Information—Legal Matters" in the Registration Statement. In giving the foregoing consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Sincerely,

BAKER BOTTS L.L.P.

QuickLinks

Proxy Statement/Prospectus
Form 10-K
Form 8-K
  Annex 1
FORM OF OPINION OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
  Annex 2
  Annex 3